

Matt Smith (he, him) · 3rd

CEO at Tribe Pilot

Bend, Oregon Area · 500+ connections · **Contact info**

Tribe Pilot

Oregon State Univer

Experience



Ceo

Tribe Pilot

Sep 2016 – Present · 3 yrs 8 mos

Bend, Oregon Area

A social tool to plan outdoor adventure.



President and Founder

Hatch Product Development

May 2005 – Present · 15 yrs

Bend, Oregon

Product development firm, with a reach across many industries and disciplines. Products dip into industries such as: Consumer products, Medical devices, Unmanned Aircraft Propulsion Systems, and Industrial Machinery. The company helps entrepreneurs and businesses develop new products for commercialization.



Advisor

Oregon State University-Cascades

Sep 2015 – Present · 4 yrs 8 mos

Bend, Oregon Area

Advisor to ESL UAV powertrain development efforts. Guide technology development to ensure value creation, and commercial interest in work completed at OSU ESL with regard to UAV powertrains among other efforts. Test business value with outside stake holders, and provide resources to student team to ensure success in project milestones.



Founder, President, CEO
JettStream, Inc.
Jul 2011 – Jul 2016 · 5 yrs 1 mo
Bend

Matt is an experienced product development executive with hands-on experience in a wide range of disciplines including prototype design, customer development, usability testing and supply chain management. His prior work includes four years with Williams Controls, where he served as Director of Engineering and General Manager in China, as well as Design E ...see mor

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Senior Project Engineer
Onboard Dynamics, Inc.
Sep 2014 – Feb 2016 · 1 yr 6 mos
Bend, Oregon Area

As a seasoned engineer and entrepreneur, OnBoard Dynamics Inc. (OBDI) hired Matt to build the internal engineering team and execute on some aggressive funding dependent milestones involving the rapid development, and commissioning of an Engine test cell to test and validate core technology. Additionally Matt was lead on a number of patents and business de ...see mor

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Education



Oregon State University
B.S., Mechanical Engineering
1998 – 2001
Activities and Societies: SAE Walking Machine Competition - Designed and built an autonomous walking robot to perform in the annual SAE sponsored Walking Machine Competition.



Colorado State University
BS, Mechanical Engineering
1996 – 1999

Skills & Endorsements

Product Development · 39

 Endorsed by **Scott Thiel and 3 others who are highly skilled at this**

Engineering · 27

 Endorsed by **Chris A. and 1 other who is highly skilled at this**

Design for Manufacturing · 22

 Endorsed by **Chris A., who is highly skilled at this**

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